EXHIBIT 99.1

Bellatrix Announces First Quarter 2018 Conference Call and Webcast Details and Reminder of Upcoming Annual General Meeting

CALGARY, Alberta, April 24, 2018 (GLOBE NEWSWIRE) -- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX:BXE) (NYSE:BXE) plans to release its first quarter operational and financial results after markets close on May 8, 2018.  Additionally, Bellatrix will host a conference call to discuss the first quarter results on May 9, 2018 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-800-319-4610, or 403-351-0324, or 416-915-3239.  The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://www.bxe.com/investors/presentations-events.cfm. The webcast will be archived in the investors section for approximately 30 days following the call.

Bellatrix will hold its annual general meeting on May 9, 2018 at 3:00 pm MT in the Mayfair Room of the Westin Hotel located at 320 – 4th Avenue SW, Calgary, Alberta.

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com